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08028244

COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMCOR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 MADISON AVENUE, SUITE 8A
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN SELF — 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCK, STURMER & CO., P.C.
(Name – *if individual, state last, first, middle name*)

521 FIFTH AVENUE, SUITE 2100	NEW YORK	NY	10175
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JONATHAN SELF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMCOR SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM C BRAND
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Commision Expires 07/11/2010

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emcor Securities, Inc.

REPORT PURSUANT TO RULE 17A-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Emcor Securities, Inc.
Table of Contents
For the Year Ended December 31, 2007

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 986-1201
cpa@buckstumer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@buckstumer.com

Independent Auditor's Report

Board of Directors
Emcor Securities Inc.
New York, NY

We have audited the accompanying statement of financial condition of Emcor Securities Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emcor Securities Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under CEAct. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buck, Sturmer + Co.

Buck, Sturmer & Co., P.C.
New York, New York
February 26, 2008

Financial Statements

Emcor Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	893,881
Accounts receivable, net of allowance for doubtful accounts of $5,000		290,278
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $136,610		56,410
Investment in non-marketable securities		46,444
Prepaid expenses		37,729
Security deposits		164,348
Total Assets	**$**	**1,489,090**

Liabilities and Stockholders' Equity

Liabilities		
Accrued expenses and other liabilities	$	130,401
Deferred tax liability		15,800
		146,201
Commitments		
Subordinated borrowings		500,000
Accrued interest - subordinated borrowings		55,000
		555,000
Stockholders' equity		
Common stock, $.50 par value, authorized 50,000 shares 8,800 shares issued and 6,949.5 shares outstanding		4,400
Additional paid-in capital		225,641
Retained earnings		725,587
Less: Treasury stock - 1,850.5 shares at cost		(167,739)
Total Stockholders' equity		787,889
Total Liabilities and Stockholders' Equity	**$**	**1,489,090**

Emcor Securities, Inc.
Statement of Income
For the Year Ended December 31, 2007

Revenue		
Investment banking fees	$	531,351
Management fees		501,589
Performance fees		362,952
Unrealized loss on marketable securities		(5,520)
Realized gain on sale of marketable securities		12,350
Interest income		27,709
Miscellaneous income		382,343
Total revenue		1,812,774
Expenses		
Employee compensation and benefits		715,288
Professional fees		115,533
Interest expense		45,000
Depreciation		30,322
Pension expense		80,000
Administrative expenses		534,167
Other expenses		100,622
Total expenses		1,620,932
Income before provision for income taxes		**191,842**
Provision for income taxes		**75,311**
Net income	**$**	**116,531**

Emcor Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock		Additional Paid-in	Treasury Stock Common		Retained	
	Shares	Amount	Capital	Shares	Amount	Earnings	Total
Balance at January 1, 2007	8,800	$ 4,400	$ 225,641	1,850.5	$(167,739)	$ 609,056	**$ 671,358**
Net Income						116,531	**116,531**
Balance at December 31, 2007	8,800	$ 4,400	$ 225,641	1,850.5	$(167,739)	$ 725,587	**$ 787,889**

Emcor Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2007

Balance at January 1, 2007	**$**	**500,000**
Increases		-
Decreases		-
Balance at December 31, 2007	**$**	**500,000**

Emcor Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	116,531
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		30,322
Unrealized loss on investments		5,520
Realized gain on sale of marketable securities		(12,350)
(Increase) decrease in operating assets		
Accounts receivable		333,518
Other assets		(91,273)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities		(15,184)
Net cash provided by operating activities		367,084
Cash flows from investing activities:		
Purchase of furniture, equipment and leasehold improvements		(13,559)
Proceeds from sale of marketable securities		129,990
Net cash provided by investing activities		116,431
Net increase in cash and cash equivalents		483,515
Cash and cash equivalents - beginning the year		410,366
Cash and cash equivalents - end of the year	$	893,881
Supplemental disclosures of cash flow information		
Income taxes paid	$	31,000
Interest paid	$	35,000

1 Organization

Emcor Securities, Inc. (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services on risk management of foreign currency exposures, third-party fund management services, manager due diligence and asset allocation strategies.

2 Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all money market accounts to be considered cash equivalents.

Depreciation

Fixed assets are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are depreciated over the life of the lease.

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts as services are rendered pursuant to the terms of the contract.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company uses the liability method to account for income taxes, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of deferred tax assets, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates any risks by depositing cash and investing in cash equivalents with major financial institutions. At December 31, 2007, substantially all of the Company's cash was on deposit at one major bank, of which $100,000 was federally insured.

Investments

Investments in non-marketable securities are recorded at cost. Securities not readily marketable include investments for which there is no market on a securities exchange or no independent publicly quoted market.

3 Income Taxes

The Company records a provision for its current income taxes as the Company is subject to Federal, New York State and City income taxes.

4 Subordinated Debt

On December 30, 2005, the Stockholders loaned the Company $500,000 which bears interest at 9% per annum and matures on December 31, 2010. A pre-payment of $35,000 was made February 23, 2007. The remaining principal and interest is to be paid in full at maturity.

The payment of principal and interest are subordinate to all claims of all other present and future creditors of the Company.

5 Property and Equipment

Property and equipment consist of the following as of December 31, 2007:

Office Equipment	$	5,650
Computer & Communication Equip.		113,992
Furniture & Fixtures		54,890
Leasehold Improvements		18,488
		193,020
Less: accumulated depreciation		(136,610)
	$	56,410

6 Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and CFTC regulation 1.17 of the Commodity Exchange Act, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had a net capital of $727,956, which was $682,956 in excess of its required net capital of $45,000 and its ratio of aggregate indebtedness to net capital was 0.18 to 1.0.

7 Commitments

On December 27, 2000, the Company entered into a seven-year lease agreement for approximately 2,400 square feet in a Manhattan office building. Rent under the terms of the lease was $171,394 for 2007 plus the Company's proportionate share of real estate taxes and operating expenses as defined in the lease.

In December 2007 the Company entered into a new five-year lease agreement in a Manhattan office building. Rent under the terms of the lease is due monthly and includes provision for utilities and real estate tax escalation charges. As a condition of the lease the Company delivered the landlord an $88,572.51 irrevocable standby letter of credit expiring December 31, 2008 as security for the lease.

The minimum future rent payments as of December 31, 2007 under the terms of this lease until the expiration are as follows:

Year Ending December 31,		
2008	$	158,178
2009		162,711
2010		167,386
2011		172,202
2012		177,159
	$	837,636

7 Commitments Continued

The Company is a party to an agreement under which, at the retirement of certain executives who are entitled to benefits under the Company's defined benefit pension plan ("the Plan"), the Company is obligated to redeem certain common stock owned by the Plan at book value. There are 5,656 shares outstanding that the Company will be required to redeem in future years at the then book value.

8 Defined Benefit Plan

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service (up to a maximum of ten years) and an employee's compensation during the three (3) highest consecutive years. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The primary objective for the investments of the Plan is to provide for long-term growth of capital without undue exposure to risk. This is accomplished by investing the Plan's assets in a diversified portfolio consisting of an array of asset classes within the target asset allocation ranges outlined in the table below:

Domestic Equity Securities	40 - 80%
Foreign Equity Securities	10 - 30%
Debt Securities	10 - 40%
Real Estate	0 - 15%
Hedge Funds	0 - 15%
Cash	0 - 20%

The Plan owns 5,656.5 shares (approximately 81%) of the Company's outstanding stock.

The goal of the investment manager is to meet or exceed the actuarial return assumptions of 6% p.a. over time while managing the portfolio's liquidity to match the expected pay-out schedule for retiring employees. No attempt is being made at "market-timing" or to sell securities short as a hedge. Call options can be sold as long as there is a long position of the same stock in the portfolio ("covered calls"). The investment manager will attempt to mitigate portfolio volatility by broadly diversifying the investments among various sectors of an asset category.

9 Defined Contribution Plan

In 2007 the Company established a 401(k) profit sharing plan for the benefit of its eligible employees. Participants may elect to contribute, on a tax deferred basis, a portion of their compensation. The Company's contribution to the plan is discretionary and no contribution has been made to the plan for the year ended December 31, 2007.

Supplemental Schedules

Emcor Securities, Inc.
Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1
December 31, 2007

Total stockholders' equity		$ 787,889
Subordinated borrowings and related accrued interest allowable in the computation of net capital		555,000
Total stockholders' equity and allowable subordinated liabilities		1,342,889
Deductions and/or charges:		
Fidelity bond	$ 19,600	
Non-allowable assets:		
Non-allowable cash	124	
Accounts receivable, net of allowance for doubtful accounts of $5,000	290,278	
Fixed assets, net	56,410	
Investment in non-marketable securities	46,444	
Prepaid expenses	37,729	
Security deposits	164,348	
Total non-allowable assets, deductions and charges:		614,933
Net capital before haircuts on security positions		727,956
Haircuts on securities		-
Undue concentration		-
Net capital		$ 727,956
Computation of basic net capital requirements		
Minimum net capital required (the greater of $45,000 or 6 2/3% of aggregate indebtedness)		$ 45,000
Excess net capital		$ 682,956
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition: Accounts payable and accrued expenses		$ 130,401
Ratio: Aggregate indebtedness to net capital		0.18 to 1

Emcor Securities, Inc.
Schedule of Reconciliation of Net Capital per FOCUS Report with Audit Report
December 31, 2007

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	815,456
Adjustments to record federal, state and local income taxes		(84,145)
Adjustments to net income		(3,355)
Net capital, per audit report	$	727,956

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commissions under paragraph (k)(2)(i).

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commissions under paragraph (k)(2)(i).

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 986-1201
cpa@bucksturmer.com

DOUGLAS BUCK, C.P.A
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

Board of Directors
Emcor Securities Inc.
New York, NY

In planning and performing our audit of the financial statements of Emcor Securities Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a 5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a 3(a)(11) and the reserve required by Rule 15c3 3(e)

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a 13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3 3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a 5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do

Buck, Sturmer & Co. P.C.

not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer + Co.

Buck, Sturmer & Co., P.C.
New York, New York
February 26, 2008

END